                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          GENESIS HEALTH VENTURES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   371912 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                R. Jeffrey Bixler
                       Vice President and General Counsel
                                Manor Care, Inc.
                             333 North Summit Street
                                 P.O. Box 10086
                             Toledo, Ohio 43699-0086
                                 (419) 252-5500
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                January 18, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (continued on following pages)

                                  SCHEDULE 13D
CUSIP NO. 371912 10 6                                         PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ManorCare Health Services, Inc., f/k/a Manor Healthcare Corp.
         IRS ID No. 52-0886946
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES        7.       SOLE VOTING POWER

        BENEFICIALLY                   6,917,262.7
                              --------------------------------------------------
          OWNED BY            8.       SHARED VOTING POWER

            EACH                       0
                              --------------------------------------------------
         REPORTING            9.       SOLE DISPOSITIVE POWER

           PERSON                      6,917,262.7
                              --------------------------------------------------
            WITH              10.      SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,917,262.7
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.2%* *8.2% if purportedly issued Senior Preferred Stock, the validity and issuance of which the Filing Persons have challenged in federal court, is treated as outstanding. (See Items 4 and 5).
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 371912 10 6                                         PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Manor Care of America, Inc., f/k/a Manor Care, Inc.,
         IRS ID No. 52-1200376
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES        7.       SOLE VOTING POWER

        BENEFICIALLY                   7,879,652
                              --------------------------------------------------
          OWNED BY            8.       SHARED VOTING POWER

            EACH                       0
                              --------------------------------------------------
         REPORTING            9.       SOLE DISPOSITIVE POWER

           PERSON                      7,879,652
                              --------------------------------------------------
            WITH              10.      SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,879,652
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.9%* *9.3% if purportedly issued Senior Preferred Stock, the validity and issuance of which the Filing Persons have challenged in federal court, is treated as outstanding. (See Items 4 and 5).
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 371912 10 6                                         PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Manor Care, Inc., f/k/a HCR Manor Care, Inc.
         IRS ID No. 52-1200376
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES        7.       SOLE VOTING POWER

        BENEFICIALLY                   7,879,652
                              --------------------------------------------------
          OWNED BY            8.       SHARED VOTING POWER

            EACH                       0
                              --------------------------------------------------
         REPORTING            9.       SOLE DISPOSITIVE POWER

           PERSON                      7,879,652
                              --------------------------------------------------
            WITH              10.      SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,879,652
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.9%* *9.3% if purportedly issued Senior Preferred Stock, the validity and issuance of which the Filing Persons have challenged in federal court, is treated as outstanding. (See Items 4 and 5).
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 5 OF 13 PAGES

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 amends and restates the Schedule 13D, dated March 26, 1999, and relates to the Common Stock, par value $.02 per share (the "Common Stock") of Genesis Health Ventures, Inc. (the "Issuer"). The Issuer is a Pennsylvania corporation with its principal executive offices located at 101 East State Street, Kennett Square, Pennsylvania 19348.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment No. 1 on Schedule 13D is being jointly filed by Manor Care, Inc., a Delaware corporation ("Manor Care"), Manor Care of America, Inc., f/k/a Manor Care, Inc., a Delaware corporation and wholly-owned subsidiary of Manor Care ("MCA") and ManorCare Health Services, Inc., f/k/a Manor Healthcare Corp., a Delaware corporation and wholly-owned subsidiary of MCA ("MCHS" and, together with Manor Care and MCA, the "Filing Persons"), pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

         The principal place of business of each Filing Person is 333 North Summit Street, P.O. Box 10086, Toledo, Ohio 43699-0086. Each Filing Person is a provider of a range of health care services, including long-term care, subacute medical care, rehabilitation therapy, home health care, pharmacy services and management services for subacute care, rehabilitation therapy, vision care and eye surgery. Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of each Filing Person, as of the date hereof.

         During the last five years, no Filing Person, nor, to the knowledge of the Filing Persons, no person named in Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (j) On August 28, 1998, Vitalink Pharmacy Services, Inc. ("Vitalink") merged with and into V Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer ("V Acquisition"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 26, 1998, among the Issuer, V Acquisition and Vitalink. In the merger, each Vitalink shareholder received for each of its shares of Vitalink common stock $22.50 in cash or 0.045 shares of Series G Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series G Preferred Stock"), of the Issuer. MCA directly or indirectly owned approximately 50% of the outstanding stock of Vitalink and agreed to exchange all of those Vitalink shares for Series G Preferred Stock. Upon consummation of the merger, MCA

                                                              PAGE 6 OF 13 PAGES

acquired 71,601 shares of Series G Preferred Stock, and MCHS acquired 514,639 shares of Series G Preferred Stock.

         The relative rights, preferences and limitations of the Series G Preferred Stock are set forth in the Certificate of Designation of Series G Cumulative Convertible Preferred Stock (the "Certificate"), which Certificate the Issuer filed with the Pennsylvania Department of State on or about August 26, 1998. Among other things, the Certificate provides that the Issuer shall pay quarterly dividends on the Series G Preferred Stock. The Certificate further provides that whenever such dividends are in arrears and unpaid for four consecutive dividend periods, the number of directors of the Issuer shall be increased by two and the holders of the Series G Preferred Stock shall have the right, voting separately as a class, by a vote of a majority of the number of outstanding shares of Series G Preferred Stock, to elect two directors of the Issuer.

         On December 31, 1999, the Issuer failed to pay dividends on the Series G Preferred Stock and thereby caused the Series G Preferred Stock to become in arrears and unpaid for four consecutive dividend periods. By letter dated January 12, 2000, the Issuer invited the Filing Persons, who collectively hold approximately 99.3% of the outstanding Series G Preferred Stock, to nominate two candidates for the Issuer's Board of Directors to be elected by the Series G Preferred Stock, voting as a separate class. By letter dated January 18, 2000, the Filing Persons submitted information relating to two nominees to the Issuer for inclusion in the Issuer's proxy materials.

         The Filing Persons and the Issuer are also parties to three lawsuits relating to the Series G Preferred Stock. First, on or about May 7, 1999, the Issuer filed suit in federal district court in Delaware against Manor Care, MCA and other persons, alleging that the defendants fraudulently induced the Issuer to acquire, in August, 1998, all of the outstanding stock of Vitalink and that such alleged conduct violated, inter alia, Section 10(b) of the Securities Exchange Act of 1934. The Issuer's Delaware lawsuit seeks, inter alia, compensatory and punitive damages in excess of $100 million. Second, on or about August 27, 1999, MCA filed as a related lawsuit in federal district court in Delaware a separate action against the Issuer concerning its 1998 acquisition of Vitalink. MCA's Delaware lawsuit charges the Issuer with violations of Section 11 and Section 12 of the Securities Act of 1933 in connection with the Issuer's issuance of approximately $293 million of Series G Preferred Stock as consideration to MCA and MCHS for their approximately fifty percent interest in Vitalink. MCA seeks, among other things, compensatory damages and recission voiding MCA's purchase of the Series G Preferred Stock and requiring the Issuer to return to MCA the consideration that it paid at the time of the Vitalink sale. Finally, on or about December 22, 1999, MCA filed a lawsuit against the Issuer and others in federal district court for the Northern District of Ohio to recover damages and to cancel two new series of convertible participating preferred stock (the "Senior Preferred Stock") that the Issuer purported to issue to certain third parties in the fourth quarter of 1999 as part of a financial restructuring. MCA's Ohio lawsuit contends, inter alia, that the Senior Preferred Stock violates the terms of the Series G Preferred Stock, a Rights Agreement dated as of April 26, 1998 between the Issuer and MCA (the "Rights Agreement"), and was issued in connection with a proxy statement that violated Section 14(a) of the Securities Exchange Act of 1934, as amended.

                                                              PAGE 7 OF 13 PAGES

         Other than as described above, none of the Filing Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) MCHS is the direct record owner of 514,639 shares of Series G Preferred Stock. Each share of Series G Preferred Stock is convertible into, and prior to its conversion, votes as 13.441 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission (the "SEC"), as of December 16, 1999, the Issuer had outstanding 48,634,444 shares of Common Stock, the Series G Preferred Stock, which is convertible into 7,932,796 shares of Common Stock, and the two series of purportedly issued Senior Preferred Stock, which the Issuer asserts are convertible into 27,859,590 shares of Common Stock and 20,149,410 shares of non-voting Common Stock. (As described above, the Filing Persons have challenged in federal court the validity and purported issuance of the Senior Preferred Stock and seek, among other things, cancellation of that Senior Preferred Stock.) Accordingly, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, MCHS may be deemed to beneficially own 6,917,262.7 shares, or 12.2%, of the Issuer's outstanding Common Stock, on an as-converted basis. (The foregoing percentage excludes the purportedly issued Senior Preferred Stock. If such Senior Preferred Stock is included in the calculation, MCHS may be deemed to beneficially own 8.2% of the Issuer's outstanding voting Common Stock.)

         MCA is the direct record owner of 71,601 shares of Series G Preferred Stock, and accordingly, pursuant to Rule 13d-3, may be deemed to beneficially own 962,389 shares, or 1.7%, of the Issuer's outstanding Common Stock on an as-converted basis. (The foregoing percentage excludes conversion of the purportedly issued Senior Preferred Stock. If such Senior Preferred Stock is included in the calculation, MCA may be deemed to beneficially own 1.1% of the Issuer's outstanding voting Common Stock.) In addition, MCA, indirectly has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Series G Preferred Stock directly owned by its wholly-owned subsidiary, MCHS. As such, MCA may also be deemed to beneficially own the Common Stock deemed to be beneficially owned by MCHS, as described in the preceding paragraph.

         Manor Care (acting through its direct and indirect wholly-owned subsidiaries, MCA and MCHS) indirectly has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Series G Preferred Stock directly owned by MCA and MCHS. As a result, Manor Care may be deemed to beneficially own 7,879,652 shares, or 13.9%, of the Issuer's Common Stock. (The foregoing percentage excludes conversion of the purportedly issued Senior Preferred Stock. If such Senior Preferred Stock is included in the calculation, Manor Care may be deemed to beneficially own 9.3% of the Issuer's outstanding voting Common Stock.)

         To the knowledge of the Filing Persons, no shares of Series G Preferred Stock are beneficially owned by any of the persons named in Schedule A.

                                                              PAGE 8 OF 13 PAGES

         (c) There have not been any transactions in the Common Stock effected by or for the account of any of the Filing Persons or, to the knowledge of the Filing Persons, any executive officer or director of the Filing Persons, during the last 60 days.

         (d) N/A

         (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Rights Agreement, dated April 26, 1998, between the Issuer and MCA contains provisions regarding voting and demand and piggyback registration rights. As described above in Item 4, MCA filed a lawsuit on or about December 22, 1999 charging the Issuer, inter alia, with breach of the Rights Agreement in connection with the Issuer's recent financial restructuring.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit     Description
 -------     -----------

    1. Joint Filing Agreement dated January 20, 2000, by and between Manor Care, Inc., Manor Care of America, Inc. and ManorCare Health Services, Inc.

    2. Letter, dated January 18, 2000, from Mr. R. Jeffrey Bixler to Mr. Ira Gubernick.

    3. Rights Agreement, dated April 26, 1998, between Genesis Health Ventures, Inc. and Manor Care, Inc.

                                                              PAGE 9 OF 13 PAGES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2000             MANOR CARE, INC.



                                     By:  /s/ R. Jeffrey Bixler
                                     -------------------------------------------
                                     Name:    R. Jeffrey Bixler
                                     Title:   Vice President and General Counsel


                                     MANOR CARE OF AMERICA, INC.



                                     By:  /s/ R. Jeffrey Bixler
                                     -------------------------------------------
                                     Name:    R. Jeffrey Bixler
                                     Title:   Vice President



                                     MANORCARE HEALTH SERVICES, INC.



                                     By:  /s/ R. Jeffrey Bixler
                                     -------------------------------------------
                                     Name:    R. Jeffrey Bixler
                                     Title:   Vice President and General Counsel

                                                             PAGE 10 OF 13 PAGES

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                MANOR CARE, INC.

         The name, business address and title with Manor Care, Inc. and present principal occupation or employment, of each of the directors and executive officers of Manor Care, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, P.O. Box 10086, Toledo, Ohio 43699-0086. Each person listed below is a citizen of the United States.


                                        Present Principal Occupation Including
OFFICERS                                Name of Employer
--------                                --------------------------------------
Paul A. Ormond                          President & Chief Executive Officer

M. Keith Weikel                         Senior Executive Vice President &
                                        Chief Operating Officer

Geoffrey G. Meyers                      Executive Vice President, Chief Financial Officer &
                                        Assistant Secretary

R. Jeffrey Bixler                       Vice President, General Counsel & Secretary


DIRECTORS
---------
Stewart Bainum                          Chairman of the Board, Realty Investment Company, Inc.

Stewart Bainum, Jr.                     Chairman of the Board, Manor Care, Inc.

Joseph H. Lemieux                       Chairman and Chief Executive Officer of Owens-Illinois, Inc.

William H. Longfield                    Chairman and Chief Executive Officer, C.R. Bard, Inc.

Frederic V. Malek                       Chairman, Thayer Capital Partners

Paul A. Ormond                          President and Chief Executive Officer, Manor Care, Inc.

Robert G. Siefers                       Vice Chairman and Chief Financial Officer, National
                                        City Corporation

M. Keith Weikel                         Senior Executive Vice President and Chief Operating
                                        Officer, Manor Care, Inc.

Gail R. Wilensky                        Senior Fellow at Project HOPE

Thomas L. Young                         Executive Vice President-Administration and General
                                        Counsel, Owens-Illinois, Inc.

                                                             PAGE 11 OF 13 PAGES

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           MANOR CARE OF AMERICA, INC.


         The name, business address and title with Manor Care, Inc. and present principal occupation or employment, of each of the directors and executive officers of Manor Care of America, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, P.O. Box 10086, Toledo, Ohio 43699-0086. Each person listed below is a citizen of the United States.

                                        Present Principal Occupation Including
OFFICERS                                Name of Employer
--------                                --------------------------------------
Paul A. Ormond                          Chairman, President & Chief Executive Officer

M. Keith Weikel                         Senior Executive Vice President &
                                        Chief Operating Officer

Geoffrey G. Meyers                      Executive Vice President, Chief Financial Officer &
                                        Assistant Secretary

R. Jeffrey Bixler                       Vice President, General Counsel & Secretary


DIRECTORS
---------

Paul A. Ormond

Geoffrey G. Meyers

M. Keith Weikel

                                                             PAGE 12 OF 13 PAGES

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         MANORCARE HEALTH SERVICES, INC.


         The name, business address and title with Manor Care, Inc. and present principal occupation or employment, of each of the directors and executive officers of ManorCare Health Services, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, P.O. Box 10086, Toledo, Ohio 43699-0086. Each person listed below is a citizen of the United States.


                                Present Principal Occupation Including
OFFICERS                        Name of Employer
--------                        --------------------------------------
Paul A. Ormond                  Chairman, President and Chief Executive Officer

M. Keith Weikel                 Senior Executive Vice President and Chief Operating
                                Officer

Geoffrey G. Meyers              Executive Vice President and Chief Financial Officer

R. Jeffrey Bixler               Vice President, General Counsel & Secretary


DIRECTORS
---------

Paul A. Ormond

Geoffrey G. Meyers

M. Keith Weikel

                                                             PAGE 13 OF 13 PAGES

   Exhibit         Description
   -------         -----------

    99.1 Joint Filing Agreement dated January 20, 2000, by and between Manor Care, Inc., Manor Care of America, Inc., and ManorCare Health Services, Inc.

    99.2 Letter, dated January 18, 2000, from Mr. R. Jeffrey Bixler to Mr. Ira Gubernick.

    99.3 Rights Agreement, dated April 26, 1998, between Genesis Health Ventures, Inc. and Manor Care, Inc.